SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Gartner, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
Tel: (203) 316-1111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee(1)

$7,146,711*	$841.17

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price of options to purchase shares of Common Stock being solicited in this offer.

(1)	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:     Not Applicable.
Form or Registration No.:     Not Applicable.
Filing Party:     Not Applicable.
Date Filed:     Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐     third-party tender offer subject to Rule 14d-1.
      ☑     issuer tender offer subject to Rule 13e-4.
      ☐     going-private transaction subject to Rule 13e-3.
      ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Gartner, Inc., a Delaware corporation (“Gartner” or the “Company”), with the Securities and Exchange Commission on August 22, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Gartner on September 6, 2005 and Amendment No. 2 to the Schedule TO filed by Gartner on September 12, 2005, relating to the offer by the Company to purchase (the “Option Repurchase”) certain options to purchase shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1991 Stock Option Plan, 1994 Long Term Stock Option Plan, 1996 Long Term Stock Option Plan, 1998 Long Term Stock Option Plan or 1999 Stock Option Plan, with exercise prices greater than $12.95 per share (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be cancelled in exchange for a cash payment equal to the value of the outstanding and vested portion of each such option, upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated August 22, 2005 (the “Offer to Exchange”) and (ii) the Election Agreement. An “eligible employee” refers to all persons who are current or former employees of the Company and who are or were employed Australia, Austria, Belgium, Brazil, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan, United Kingdom, or the United States.
      This Amendment No. 3 reflects amendments which were made to pages ii, 2, 17, 23, 24 and 25 of the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) and to Exhibit (a)(5)(E) of the Schedule TO.

Pages ii, 2, 17 and 23 of the Offer to Purchase have been amended to indicate that the cash payment will be made promptly “in your next available payroll cycle” after the expiration of the offer.

Page 24 of the Offer to Purchase has been amended to delete “, or otherwise materially impair in any way the reasonably anticipated direction of Gartner’s business or the business of any of our subsidiaries.”

Page 24 of the Offer to Purchase has been amended to delete “Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed to be a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.”
      Exhibit (a)(5)(E) to the Schedule TO has been amended to indicate that the cash payment will be made “in your next available payroll cycle” after delivery of the Promise of Payment.
      This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GARTNER, INC.

/s/ Christopher Lafond

Christopher Lafond
Executive Vice President and Chief Financial Officer
Date: September 16, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)*	Form of Election Agreement
(a)(1)(C)*	Option to Purchase website pages
(a)(1)(D)*	Form of Addendum
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)*	Employee Communications
(a)(5)(C)*	Letter to Eligible Employees, dated September 9, 2005
(a)(5)(D)*	Updated Reminder Notice
(a)(5)(E)	Promise of Payment
(b)	Not applicable
(d)(1)*	1991 Stock Option Plan
(d)(2)*	1994 Long Term Stock Option Plan
(d)(3)*	1996 Long Term Stock Option Plan
(d)(4)*	1998 Long Term Stock Option Plan
(d)(5)*	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

*	Previously filed